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                            Contact:
                            Richard L. Wellek, President & CEO, or
                            Richard A. Nunemaker, Vice President & CFO,
                            Varlen Corporation (708) 420-0400
                            Jacob M. Feichtner, Executive Vice President & CFO,
                            (804) 378-2902
                            Needham B. Whitfield, Chairman & CEO,
                            Brenco, Incorporated (804) 378-2900


               VARLEN COMMENCES $165 MILLION CASH TENDER OFFER
                             FOR BRENCO SHARES

  MERGER WOULD CREATE PREEMINENT RAILROAD EQUIPMENT MANUFACTURER WITHIN VARLEN

     NAPERVILLE, ILL., June 20, 1996 -- Varlen Corporation (NASDAQ:VRLN) and Brenco, Incorporated (NASDAQ:BREN) of the Richmond, Va. area today announced that a wholly owned Varlen subsidiary has formally commenced a tender offer for any and all outstanding shares of Brenco common stock at a price of $16-1/8 per share, net to the seller in cash. The offer, which is scheduled to expire on July 18, 1996, is being made pursuant to an agreement with Brenco announced earlier this week. The offer is to be followed by a merger that will result in Brenco becoming a wholly owned subsidiary of Varlen.

     The board of directors of Brenco has unanimously approved the offer and the merger, has determined that the terms of the offer and merger are fair to and in the best interests of the shareholders of Brenco and recommends that shareholders accept the offer and tender


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their shares pursuant thereto. The tender offer requires that Varlen will be able to obtain at least two-thirds of the shares at the expiration of the offer. An offer to purchase containing all of the terms and conditions of the offer is being distributed to Brenco's shareholders. The agreement contemplates that shares not tendered would be acquired at the same $16.125 price through the merger. Brenco has approximately 10.2 million shares outstanding. Persons related to Brenco's founding family -- including Needham
B. Whitfield, Brenco's chairman and chief executive officer, and his sister Anne Whitfield Kenny -- control approximately 20 percent of the stock and have signed a separate shareholder tender agreement with Varlen.

     "We are delighted to be taking this important step to make Brenco an integral member of our Varlen family of companies," commented Richard L. Wellek, Varlen's president and chief executive officer. Wellek said potential synergies between the two companies should create future growth opportunities in railroad equipment.

     Lehman Brothers, Inc. is acting as financial advisor to Varlen in connection with the transactions and as dealer manager for the tender offer. The information agent is D.F. King & Co., Inc.

     Brenco, headquartered in the Richmond, Va. area, is a leading manufacturer and reconditioner of tapered roller bearings for freight cars, for both the domestic and overseas markets. Other Varlen subsidiaries make railcar shock control devices, outlet gates, locomotive products and track fastening devices.

     Varlen, headquartered in Naperville, Illinois, is a leading manufacturer of precision engineered transportation products and analytical instruments for the railroad, heavy-duty truck


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and trailer, automotive and petroleum industries. Varlen's customers include
Freightliner, PACCAR, General Motors, Chrysler and TIX. The company had 1995 annual sales of $387 million.


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     MORE INFORMATION ON VARLEN AND BRENCO CAN BE FOUND ON THE CHLOPAK, LEONARD,
SCHECHTER SITE ON THE WORLD WIDE WED AT HTTP://CLSDC.COM/NEWS/VARLEN.